Exhibit 99.1

Hepsiburada Announces Ordinary General Assembly Meeting for Financial Year 2024

ISTANBUL, August 15, 2025 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS) (the “Company”), a leading Turkish e-commerce platform, will hold its Ordinary General Assembly Meeting of Shareholders (the “General Assembly”) with respect to the financial year 2024, on Monday, September 15, 2025 at 11:00 Istanbul time at the Company’s headquarters at Kuştepe Mahallesi, Mecidiyeköy Yolu Caddesi, No:12 Trump Towers Kule:2 Şişli, İstanbul.

Holders of the Company’s American Depositary Shares (the “ADSs”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

The agenda of the Annual General Assembly consists of the following items in accordance with the relevant provisions of the Turkish Commercial Code (the “TCC”) and the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and the Representatives of the Ministry Attending Such Meetings (the “Regulation”) governing the agenda of ordinary general assembly meetings:

1.	Opening of the General Assembly and election of the General Assembly Chairmanship,

2.	Authorization of the General Assembly Chairmanship to sign the minutes of the General Assembly,

3.	Reading and discussion of the annual report prepared by the Board of Directors for the year 2024 and reading of the independent auditor’s report, as stipulated in the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives to be Present at These Meetings (the “Regulation”),

4.	Reading, discussion, and approval of the financial statements for the 2024 accounting period, as specified in the Regulation,

5.	Release of the members of the Board of Directors for all their respective business, transactions and activities for the year 2024, as specified in the Regulation,

6.	Decision on the Company’s profit for the 2024 accounting period, the use of the profit, the proportions of the profit and earnings shares to be distributed, as specified in the Regulation,

7.	Decision on the salary, honorarium, bonus, and premium to be paid to the members of the Board of Directors in their capacity as such and, as applicable, in their capacity as members of committees under Article 394 of the TCC,

8.	Appointment of the independent auditor for the 2025 accounting period, as specified in the Regulation,

9.	Authorization of the members of the Board of Directors for the commercial activities and transactions referred to in Article 395 and Article 396 of the TCC,

10.	Approval of the Board of Directors’ resolution no. 2025/16 dated 30/04/2025 regarding inflation accounting procedures in accordance with the Tax Procedure Law no. 213 and the TCC,

11.	Determination of the upper limit for the aid and donations to be made until the next Ordinary General Assembly meeting of the Company as 2 per thousands of the total net assets of the Company and approval of the authorization of the Board of Directors within this context,

12.	Closure of the meeting

Explanatory notes on the agenda items along with the copies of certain materials related to the Annual General Assembly will be made available on the Company’s investor relations website https://investors.hepsiburada.com/ as of August 15, 2025.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, operating through a hybrid model that combines first-party direct sales (1P) and a third-party marketplace (3P) with approximately 100 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada serves as a reliable, innovative and purpose-driven companion in consumers’ daily lives. Hepsiburada’s e-commerce platform offers a broad ecosystem of capabilities for merchants and consumers including last-mile delivery, fulfilment services, advertising solutions, cross-border sales, payment services and affordability solutions. Hepsiburada’s integrated fintech platform, Hepsipay, provides secure payment solutions, including digital wallets, general-purpose loans, buy now pay later (BNPL) and one-click checkout, enhancing shopping convenience for consumers across online and offline while driving higher sales conversions for merchants.

Since its founding in 2000, Hepsiburada has been purpose-driven, leveraging its digital capabilities to empower women in the Turkish economy. In 2017, Hepsiburada launched the ‘Technology Empowerment for Women Entrepreneurs’ program, which has supported approximately 65 thousand female entrepreneurs across Türkiye in reaching millions of customers.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com